Filed by The Growth for Good Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Growth for Good Acquisition Corporation

Commission File No.: 001-41149

ZeroNox Appoints Karna Patel as Chief Financial Officer

Karna Patel is a seasoned finance executive with more than 17 years in leadership positions covering finance, operations, and business analytics across multinational public companies

Porterville, CA - May XX, 2023 – Zero Nox Inc. (“ZeroNox” or the “Company”), a leading provider of sustainable, off-highway vehicle electrification, today announced the appointment of Karna Patel as Chief Financial Officer (“CFO”).

Mr. Patel served most recently as Senior Director of Finance at Qualcomm (Nasdaq: QCOM) and CFO of the Compute and Gaming business unit. His responsibilities included leading planning, budgeting, forecasting, pricing, accounting, reporting, and analysis efforts. Mr. Patel’s prior role at Qualcomm included leading the corporate FP&A and Global Business Analytics teams and has held roles of increasing responsibility across 15 years at Qualcomm, including leading the financial processes and systems integrations for many of Qualcomm’s M&A efforts.

Mr. Patel holds a Bachelor of Engineering in Computer Engineering from Mumbai University (India), a Master of Science in Computer Science from the University of Southern California (USC), and an MBA from the University of California – Irvine (UCI).

Vonn Christenson, ZeroNox’s Chief Executive Officer commented, “We are pleased to welcome Karna to ZeroNox. Karna brings deep financial leadership and experience to ZeroNox, which will be instrumental in elevating our financial infrastructure, reporting and communications with investors as a newly public company. His financial leadership and management experience at publicly traded global technology leaders like Qualcomm will be invaluable as ZeroNox continues to scale its business and operations.”

Karma Patel added, “I could not be more energized to join the ZeroNox team at such a pivotal time. I look forward to leading and implementing a robust finance function and assisting the Company through this significant growth phase as it prepares to become a public company. ZeroNox is well-positioned to capitalize on a massive market opportunity, and I share the Company’s mission to provide leading solutions to decarbonize the off-highway market.”

As previously announced, ZeroNox signed a definitive business combination agreement with The Growth for Good Acquisition Corp. (Nasdaq: GFGD) (“Growth for Good”), a publicly traded special purpose acquisition company, that is expected to result in ZeroNox becoming publicly listed. Completion of the transaction is subject to approval by Growth for Good’s shareholders and other customary closing conditions.

About ZeroNox

ZeroNox is leading the electrification of off-highway commercial and industrial vehicles, with best-in- class LFP batteries and an electric powertrain (“ZEPP”) that is cleaner, high performing, and cost effective. As a first mover in the advanced off-highway electric vehicle (OHEV) powertrain market, ZeroNox is proudly designed and engineered in America, with offices in Porterville, California.

For more information, visit: https://www.zeronox.com and follow us on Twitter @ZeroNoxInc and https://www.linkedin.com/company/zeronox/

The information contained on, or accessible through, ZeroNox’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

About The Growth for Good Acquisition Corporation

The Growth for Good Acquisition Corporation, led by CEO Yana Watson Kakar, President Dana Barsky, and Chairperson of the Board of Directors, Vikram Gandhi, focuses on sustainable, socially responsible companies with strong business fundamentals, high growth potential and a readiness to scale in the public markets. Our team of highly reputable sustainability investors and seasoned business operators seek to add strategic and operational as well as financial value to our merger partner. Growth for Good believes the market opportunity for sustainable companies has never been stronger and looks forward to supporting a company that will contribute to the decarbonization of the global economy.

For more information, visit: https://www.g4ginvestment.com and

https://www.linkedin.com/company/growth-for-good-acquisition-corp/

The information contained on, or accessible through, The Growth for Good Acquisition Corporation’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Growth for Good filed the Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) on April 7, 2023, which includes a document that serves as a prospectus and a proxy statement of Growth for Good, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be filed with the SEC as part of the registration statement and will be sent to all Growth for Good stockholders as of the applicable record date to be established. Growth for Good may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF GROWTH FOR GOOD ARE URGED TOREAD THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by Growth for Good through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and all other relevant documents that are filed. The documents filed by Growth for Good with the SEC also may be obtained by contacting Growth for Good at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265.

Participants in the Solicitation

Growth for Good and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Growth for Good’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Growth for Good and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. Growth for Good’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to Growth for Good.

No Offer or Solicitation

This press release and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Growth for Good and ZeroNox. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Growth for Good ’s securities, (xiii) the risk that the transaction may not be completed by Growth for Good ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Growth for Good, (xiv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Growth for Good and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (xvi) the effect of the announcement or pendency of the transaction on ZeroNox’s business relationships, operating results and business generally, (xvii) risks that the proposed transaction disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the transaction, (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against Growth for Good related to the Merger Agreement or the proposed transaction, (xix) the ability to maintain the listing of Growth for Good’s securities on a national securities exchange, (xx) the price of Growth for Good’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which Growth for Good plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting Growth for Good’s or ZeroNox’s business and changes in the combined capital structure, (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xxii) the risk of economic downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Growth for Good’s registration on Form S-1 (File No. 333- 261369), the registration statement on Form S-4 discussed above and other documents filed by Growth for Good from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Growth for Good and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Growth for Good nor ZeroNox gives any assurance that either Growth for Good or ZeroNox or the combined company will achieve its expectations.

ZeroNox Contacts

For Media:
ZeroNoxPR@icrinc.com

For Investors
ZeroNoxIR@icrinc.com